UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountants

Luckin Coffee Inc. (the “Company”) announced the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective April 14, 2022. The appointment has been approved by the audit committee of the Company’s Board of Directors.

BDO succeeds Centurion ZD CPA & Co. (“CZD”), the Company’s previous independent registered public accounting firm. CZD is committed to working with the Company and BDO to ensure a seamless transition. The reports of CZD on the Company’s consolidated financial statements for the fiscal years ended December 31, 2019, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

For the fiscal years ended December 31, 2019, 2020 and 2021 and through April 14, 2022, there have been no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CZD, would have caused CZD to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company had provided CZD with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from CZD a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of CZD’s letter dated April 14, 2022 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	April 14, 2022	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of CZD dated April 14, 2022 regarding change in independent registered public accounting firm
99.2	Press release entitled “Luckin Coffee Announces the Appointment of BDO as Independent Auditor”

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